Mail Stop 3561

November 13, 2007

Max Weissengruber
President
Freshwater Technologies, Inc.
30 Denver Crescent, Suite 200
Toronto, Ontario
Canada M2J 1G8

> **Re:** **Freshwater Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed October 12, 2007**
> **File No. 333-140595**

Dear Mr. Weissengruber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Summary of Current Business, page 25

1. We note your response to comment 3 in our letter of August 21, 2007. However, please include this response in your document. See, for example, the third paragraph on page 26.

Plan of Operation, page 34

2. You disclose on page 35 that the majority of your revenues for the six months ended June 30, 2007 represented a "recovery of sales". Please tell us and disclose your accounting policy for recording an allowance for sales returns and related recoveries. Please clarify if you reserve the gross margin of the related sales or if you reverse 100% of the related revenues and cost of sales. Please provide illustrative journal entries supporting your accounting treatment.

Summary Compensation Table, page 42

3. It appears you have presented column (h) from Regulation S-K, rather than Regulation S-B. Please revise. Similarly, it appears you have presented column (f) from Regulation S-K, rather than Regulation S-B in your Director Compensation table. Please revise.

Financial Statements

4. Please revise to update the financial statements and related financial disclosure with your next amendment to comply with the requirements of Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-1

5. Your auditor's consent in Exhibit 23.1 indicates that the auditor's report should be dual dated for the restatement footnote. Please obtain a dual dated audit report from your auditors.

Note 1. Development Stage Company, page F-6

6. We have reviewed your response to comment 9 in our letter dated August 21, 2007 and it still appears that you have not appropriately reflected the reverse merger in your statement of stockholders' deficit. Your common stock balance in periods prior to the recapitalization should reflect 80 million shares, the number of shares issued by the shell company (HMI Technologies Inc.). Please also note that the December 31, 2006 additional paid-in capital balances on your statements of stockholders' deficit do not foot to the total and certain December 31, 2005 balances do not agree to your balance sheet. Please revise your financial statements accordingly.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, Ellie Quarles, Special Counsel at (202) 551-3238, or me at (202) 551-3720 if you have any questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Kari Richardson, Esq.
        Clark Wilson LLP
        Fax: (604) 687-6314